SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BOSTON BRUSSELS CHICAGO DALLAS GENEVA	HONG KONG HOUSTON LONDON LOS ANGELES NEW YORK PALO ALTO	SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

FOUNDED 1866

June 8, 2015

VIA EDGAR

Mr. John Ganley

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Post-Effective Amendment No. 465 to the Registration Statement on Form N-1A of BlackRock FundsSM (the “Trust”) relating to
BlackRock MSCI Asia ex Japan Index Fund

Dear Mr. Ganley:

On behalf of the Trust, we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), Post-Effective Amendment No. 465 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) with respect to BlackRock MSCI Asia ex Japan Index Fund (formerly BlackRock MSCI All Country Asia ex Japan Index Fund) (the “Fund”).

The Amendment is being filed pursuant to Rule 485(b) under the Securities Act and it is proposed that the Amendment become effective on June 8, 2015.

The Amendment is being filed for the purpose of completing the information required to be provided in the Registration Statement. We have reviewed the Amendment and represent that it does not contain disclosure that would render it ineligible to become effective pursuant to Rule 485(b).

The Amendment also contains the Trust’s responses to the telephonic comments provided by John Ganley of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on April 14, 2015 regarding the Trust’s Post-Effective Amendment No. 445 to its Registration Statement filed with the Commission on February 27, 2015 for the purpose of registering a new series of the Trust. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Trust. The Trust’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Prospectus: Fees and Expenses of the Fund

Comment 1: Please provide a completed Fee Table and Expense Example to the Staff prior to making a filing pursuant to Rule 485(b) for the Fund.

Response: A completed fee table and expense example were provided supplementally to the Staff on May 28, 2015.

Comment 2: The Staff requests confirmation that the contractual fee waivers that will be listed in footnote 2 to the Fee Table will be in place for at least one year from the effective date of the Fund’s registration statement.

Response: The Fund confirms that the contractual fee waivers that will be listed in footnote 2 to the Fee Table will be in place for at least one year from the effective date of the Fund’s registration statement.

Prospectus: Principal Investment Strategies of the Fund

Comment 3: The Staff notes that for purposes of the Fund’s concentration limitation, securities of the U.S. government and repurchase agreements collateralized by U.S. government securities are not considered to be issued by members of any industry. The Staff requests consideration of whether such limitation is tailored to the Fund and its investments.

Response: In response to the Staff’s comment, the Fund has removed the referenced disclosure in the Fund’s Prospectus while retaining this disclosure in the notations to the fundamental investment restrictions in the Fund’s Statement of Additional Information. The Fund believes that this retention in the Statement of Additional Information provides an appropriate level of additional detail to the Fund’s fundamental policy on concentration.

Comment 4: The Staff notes that the use of “All Country Asia ex Japan” in the name of the Fund suggests that the Fund will invest in all countries in Asia except Japan. The Staff also notes that the Fund currently anticipates investing in ten countries or regions in Asia. The Staff requests that the Fund consider revising its name accordingly.

Response: In response to the Staff’s comment, the Fund has changed its name to BlackRock MSCI Asia ex Japan Index Fund.

Comment 5: The Staff requests consideration of whether the Fund’s disclosure on principal investment strategies and principal risk factors reflects the current composition of investments of the Fund’s underlying index and whether to include additional disclosure regarding such investments. In particular, the Staff requests consideration of whether to include risk disclosure on the Fund’s investments in the financial services sector, investments in Hong Kong and investments in small capitalization companies.

Response: In response to the Staff’s comment, the Fund has revised its disclosure to reflect the principal investment strategies and principal risk factors of the largest sector and geographic concentration components of the Fund’s underlying index as of its most recent rebalance date. The Fund’s Prospectus includes disclosure on the strategies of the three largest sector components of the Fund’s underlying index as of its most recent rebalance date, which are financial services, information technology and industrials companies. In addition, the Fund’s Prospectus includes risk factor disclosure on the three largest sector components of the underlying index in the section on principal risk factors of investing in the Fund and risk factor disclosure on certain additional sector components of the underlying index in the section on other risks of investing in the Fund.

Further, the Fund’s Prospectus includes disclosure on the principal risk factors of investing in the five largest geographic concentration components of the Fund’s underlying index as of its most recent rebalance date, which are China, South Korea, Taiwan, Hong Kong and India, as well as disclosure on the principal risk factors of investing in Asia-Pacific countries in general. The Fund has reviewed the risk factor of investing in China in the section entitled “Principal Risks of Investing in the Fund” and believes it is an accurate summary of the risk factors of investing in China, which includes Hong Kong. The Fund’s Prospectus has additional risk factor disclosure on investing in China and Hong Kong in the section entitled “Details About the Fund — Investment Risks.”

Further, the Fund has reviewed the components of the underlying index and believes that the industry’s definition of “mid capitalization” companies is consistent with the market capitalization range of the companies represented in the Fund’s underlying index. The Fund will consider including risk disclosure on small capitalization companies in the future if it believes it is appropriate at that time.

Comment 6: Please provide the market capitalization range of the companies currently represented in the Fund’s underlying index.

Response: In response to the Staff’s comment, the following language will be added as the second sentence of the first paragraph in the sections entitled “Fund Overview—Principal Investment Strategies of the Fund” and “Details About the Fund—Principal Investment Strategies”:

“The Underlying Index includes equity securities issued by issuers which range in size between approximately $354 million and $145.3 billion, although this range may change from time to time.”

Prospectus: Principal Risks of Investing in the Fund

Comment 7: The Staff notes the length of the section entitled “Fund Overview—Principal Risks of Investing in the Fund” as well as the length of certain risk factors within this section of the Fund’s Prospectus. The Staff requests consideration of whether each disclosed risk factor is, in fact, a principal risk of investing in the Fund. The Staff also requests consideration of whether certain risk factors can be shortened or reformatted into multiple sections. In addition, the Staff requests consideration of whether each disclosed risk factor in “Fund Overview—Principal Risks of Investing in the Fund” and “Details About the Fund—Investment Risks” of the Fund’s Prospectus is tailored to the Fund and its investments.

Response: In response to the Staff’s comment, the Fund has revised its geographic concentration risk factor as set forth below in the section entitled “Principal Risks of Investing in the Fund” to combine the risks of investing in particular geographic areas. In addition, the Fund has combined the risks of investing in particular geographic areas in the section entitled “Details About the Fund — Investment Risks.” Further, the Fund has reviewed the disclosed risk factors and believes that they are appropriate considering the Fund’s investment strategy of seeking to track an underlying index which may have a wide range of investments.

The geographic concentration risk has been revised as follows:

Investment in a Particular Geographic Region or Country Risk — Asia-Pacific Countries — In addition to the risks of investing in non-U.S. securities and the risks of investing in emerging markets, the developing market Asia-Pacific countries are subject to certain additional or specific risks. In many of these markets, there is a high concentration of market capitalization and trading volume in a small number of issuers representing a limited number of industries, as well as a high concentration of investors and financial intermediaries. Many of these markets also may be affected by developments with respect to more established markets in the region such as Hong Kong. Brokers in developing market Asia-Pacific countries typically are fewer in number and less well capitalized than brokers in the United States.

Many of the developing market Asia-Pacific countries may be subject to a greater degree of economic, political and social instability than is the case in the United States and Western European countries. Such instability may result from, among other things: (i) authoritarian governments or military involvement in political and economic decision-making, including changes in government through extra-constitutional means; (ii) popular unrest associated with demands for improved political, economic and social conditions; (iii) internal insurgencies; (iv) hostile relations with neighboring countries; and (v) ethnic, religious and racial disaffection. In addition, the governments of many of such countries, such as Indonesia, have a substantial role in regulating and supervising the economy.

Another risk common to most such countries is that the economy is heavily export oriented and, accordingly, is dependent upon international trade. The existence of overburdened infrastructure and obsolete financial systems also presents risks in certain countries, as do environmental problems. Certain economies also depend to a significant degree upon exports of primary commodities and, therefore, are vulnerable to changes in commodity prices that, in turn, may be affected by a variety of factors.

The rights of investors in developing market Asia-Pacific companies may be more limited than those of shareholders of U.S. corporations. It may be difficult or impossible to obtain and/or enforce a judgment in a developing market Asia-Pacific country.

Some developing Asia-Pacific countries prohibit or impose substantial restrictions on investments in their capital markets, particularly their equity markets, by foreign entities. For example, certain countries may require governmental approval prior to investments by foreign persons or limit the amount of investment by foreign persons in a particular company.

Risks of Investing in China — Investments in Chinese issuers subject the Fund to risks specific to China. China may be subject to considerable degrees of economic, political and social instability. China is a developing market and demonstrates significantly higher volatility from time to time in comparison to developed markets. Over the past 25 years, the Chinese government has undertaken reform of economic and market practices and is expanding the sphere of private ownership of property in China. However, Chinese markets generally continue to experience inefficiency, volatility and pricing anomalies resulting from governmental influence, a lack of publicly available information and/or political and social instability. Internal social unrest or confrontations with other neighboring countries, including military conflicts in response to such events, may also disrupt economic development in China and result in a greater risk of currency fluctuations, currency convertibility, interest rate fluctuations and higher rates of inflation. Export growth continues to be a major driver of China’s rapid economic growth. Reduction in spending on Chinese products and services, institution of tariffs or other trade barriers, or a downturn in any of the economies of China’s key trading partners may have an adverse impact on the Chinese economy.

Risks of Investing in India — Investments in Indian issuers involve risks that are specific to India, including legal, regulatory, political and economic risks. Political and legal uncertainty, greater government control over the economy, currency fluctuations or blockage, and the risk of nationalization or expropriation of assets may result in higher potential for losses. The securities markets in India are relatively underdeveloped and may subject the Fund to higher transaction costs or greater uncertainty than investments in more developed securities markets.

Risks of Investing in South Korea — Investments in South Korean issuers may subject the Fund to legal, regulatory, political, currency, security, and economic risks that are specific to South Korea. In addition, economic and political developments of South Korea’s neighbors may have an adverse effect on the South Korean economy.

Risks of Investing in Taiwan — Investments in Taiwanese issuers may subject the Fund to risks. Taiwan is a small island state with few raw material resources and limited land area and is reliant on imports for its commodity needs. Any fluctuations or shortages in the commodity markets could have a negative impact on the Taiwanese economy. Also, continued labor outsourcing may adversely affect the Taiwanese economy. Taiwan’s economy is intricately linked with economies of Asian countries that have experienced over-extensions of credit, frequent and pronounced currency fluctuations, currency devaluations, currency repatriation, rising unemployment, and fluctuations in inflation. The Taiwanese economy is dependent on the economies of Japan and China, as well as the United States, and negative changes in their economies or a reduction in purchases by any of them of Taiwanese products and services would likely have an adverse impact on the Taiwanese economy. Taiwan’s geographic proximity to China and Taiwan’s history of political contention with China have resulted in ongoing tensions with China, including the risk of war with China. These tensions may materially affect the Taiwanese economy and securities markets.

Part C

Comment 8: The Staff requests confirmation of whether a legality opinion will be provided for the Fund.

Response: The Fund confirms that an opinion of Morgan Lewis & Bockius LLP will be filed as an exhibit to the Amendment.

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The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the Trust’s documents.

Please do not hesitate to contact me at (212) 839-8615 if you have comments or if you require additional information regarding the Trust’s Registration Statement.

Respectfully submitted,

/s/ Jesse C. Kean

Jesse C. Kean

cc:	Benjamin Archibald

  John A. MacKinnon